RECEIVED

2006 MAR 13 P 12: 15

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82 -34643

Rule 12g3-2(b) File No. 82-5490

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL



06011610

Date March 8, 2006
Contact Martina C. Schuler

**Unaxis Holding AG**
**Rule 12g3-2(b) File No. 82-5190**

The enclosed information is being furnished to the Securities and Exchange
Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to
the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule
12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the
understanding that such information and documents will not be deemed to be "filed"
with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that
neither this letter nor the furnishing of such information and documents shall constitute
an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding AG

i. A. Martine C. Schuler

Carsten Barth
Corporate Communications

PROCESSED

MAR 14 2006

THOMSON
FINANCIAL

Enclosure

- **Disclosure of interests in accordance with stock market rules**

Unaxis Management AG        Martina C. Schuler
Churerstrasse 120           Phone    +41 58 360 96 05
P.O. Box                    Fax      +41 58 360 98 05
8808 Pfäffikon SZ           martina.schuler@unaxis.com
Switzerland                 www.unaxis.com

  balzers  Leybold  vacuum Contraves Space

# Media release

## Disclosure of interests in accordance with stock market rules

*Pfäffikon SZ, March 8, 2006* – According to an announcement by the Banque
Cantonale Vaudoise, Place Saint-François 14, 1003 Lausanne, on March 7, 2006,
said institution holds a total of 7.23% voting rights in Unaxis Holding AG as of
March 2, 2006. 5.42% of these voting rights are via derivatives (4.26% via 602 323
call options and 1.16% via 163 802 short put options) and 1.81% are in the form of
registered shares (256 590 shares).

For further information, please contact:
Unaxis Management AG
**Carsten Barth**
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

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**Unaxis – a globally leading high-tech company**

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

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Unaxis Management AG    Telephone    +41 58 360 96 96
Churerstrasse 120       Fax          +41 58 360 91 96
P.O. Box                www.unaxis.com
CH-8808 Pfäffikon SZ